UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

(Exact name of registrant as specified in its charter)

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On September 14, 2026, ChowChow Cloud International Holdings Limited (the “Company”) held the Company’s Extraordinary General Meeting of the Shareholders (the “Meeting”) at 10:00 a.m., Hong Kong time, at 8/F, Kwok Kee Group Centre, 107 How Ming Street, Kwun Tong, Kowloon, Hong Kong. Six items of business were acted upon by the Company’s shareholders at the Meeting, each of which was approved by the shareholders. The voting results were as follows:

Proposal No. 1:

It is resolved, as an ordinary resolution, that

(a)	a reverse share split be carried out in respect of the Company’s authorized, issued and unissued ordinary shares by way of a consolidation at an exchange ratio of 10:1 (the “Revised RS Ratio”) such that the number of authorized, issued and unissued ordinary shares is decreased by the Revised RS Ratio and the par value of each authorized issued and outstanding ordinary share is increased by the Revised RS Ratio with immediate effect (together, the “Reverse Share Split”); and

(b)	no fractional shares be issued in connection with the Reverse Share Split and in respect of any fractional entitlements to the issued consolidated shares arising from the Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued ordinary shares to be issued to shareholders of the Company to round up any fractions of ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split.

For	Against	Abstain
24,547,673	75,550	1,395

Proposal No. 2:

It is resolved, as an ordinary resolution, subject to and conditional upon the Reverse Share Split, that the Company create two classes of ordinary shares, being Class A ordinary shares with one (1) vote per share (the “Class A Ordinary Shares”) and Class B ordinary shares with ten (10) votes per share (the “Class B Ordinary Shares”), with effect from the date of the Meeting (the “Class A and Class B Creation”).

For	Against	Abstain
24,496,499	128,003	116

Proposal No. 3:

It is resolved, as an ordinary resolution with immediate effect, subject to and conditional upon the Reverse Share Split and the approval of the Class A and Class B Creation, that the authorized and issued share capital of the Company be redesignated as follows (the “Redesignation”):

(a)	the 2,445,625 issued ordinary shares of par value US$0.001 each held by Rainbow Sun Enterprises Limited be redesignated into 2,445,625 Class B Ordinary Shares of par value US$0.001 each, having the rights and subject to the restrictions set out in the Amended MAA (as defined below);

(b)	the 1,103,375 issued ordinary shares of par value US$0.001 each held by such other shareholders of the Company be redesignated into 1,103,375 Class A Ordinary Shares of par value US$0.001 each, having the rights and subject to the restrictions set out in the Amended MAA;

(c)	the 43,896,625 authorized but unissued ordinary shares of par value US$0.001 each be redesignated into 43,896,625 Class A Ordinary Shares of par value US$0.001 each, having the rights and subject to the restrictions set out in the Amended MAA;

(d)	the 2,554,375 authorized but unissued ordinary shares of par value US$0.001 each be redesignated into 2,554,375 Class B Ordinary Shares of par value US$0.001 each, having the rights and subject to the restrictions set out in the Amended MAA; and

(e)	in light of the above, following the Redesignation, the authorized share capital of the Company be amended with immediate effect:

FROM: US$50,000 divided into 50,000,000 ordinary shares of par value of US$0.001 each,

TO: US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each, comprising (a) 45,000,000 Class A Ordinary Shares of par value US$0.001 each, and (b) 5,000,000 Class B Ordinary Shares of par value US$0.001 each.

For	Against	Abstain
24,496,452	128,048	118

Proposal No. 4:

It is resolved, as an ordinary resolution with immediate effect, subject to and conditional upon the Reverse Share Split, the Class A and Class B Creation and the Redesignation, that the authorized share capital of the Company be increased from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each, comprising 45,000,000 Class A Ordinary Shares of par value US$0.001 each and 5,000,000 Class B Ordinary Shares of par value US$0.001 each, to US$100,000,000,000 divided into 90,000,000,000,000 Class A Ordinary Shares of par value US$0.001 each and 10,000,000,000,000 Class B Ordinary Shares of par value US$0.001 each (the “Increase in Share Capital”).

For	Against	Abstain
24,531,064	93,438	116

Proposal No. 5:

It is resolved, as a special resolution, that the Company adopt the second amended and restated memorandum and articles of association of the Company (the “Amended MAA”), in the form annexed to the proxy statement, in substitution for, and to the exclusion of, the amended and restated memorandum and articles of association of the Company as adopted on October 18, 2024, to amongst others, reflect the Reverse Share Split (if applicable), the Class A and Class B Creation (if applicable), the Redesignation (if applicable), the Increase in Share Capital (if applicable), the lower threshold for ordinary resolutions in writing to be signed by one or more shareholders holding not less than a simple majority of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution (instead of all shareholders), and certain clean-up changes.

For	Against	Abstain
24,495,913	128,498	207

Proposal No. 6:

It is resolved, as an ordinary resolution, that the board of directors of the Company (the “Board”) be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Amended MAA, including without limitation attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

For	Against	Abstain
24,541,633	80,115	2,870

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2026

ChowChow Cloud International Holdings Limited

By:	/s/ Yee Kar Wing
Name:	Yee Kar Wing
Title:	Chief Executive Officer